July 2, 2024

Jeremy Allaire
Chairman and Chief Executive Officer
Circle Internet Financial Limited
99 High Street, Suite 1701
Boston, MA 02110

       Re: Circle Internet Financial Limited
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 12, 2024
           CIK No. 0001876042
Dear Jeremy Allaire:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February 27,
2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
General

1.     We note your responses to comments 1, 39 and 48. We continue to consider your
       responses and may have further comments.
2. Please review capitalized terms throughout your registration statement to ensure that they
       are defined. For example, we note that    Reserve Management Standard
and    Reserve
       Management Committee    have not been defined.
3.     We have the following comments regarding your discussion of the nature of the
       Company   s present assets as they relate to the Company   s analysis
under section
 July 2, 2024
Page 2

       3(a)(1)(A) of the Investment Company Act of 1940 (the    1940 Act   ):
           Please provide a description of your current assets that distinguishes between
              securities    as that term is defined in section 2(a)(36) of the
1940 Act and assets that
           are not   rather than any distinction between purported    Neutral
Assets    and
              Relevant Securities    developed for the separate analysis under
Rule 3a-1. In your
           response, please separately identify each constituent category of assets, together with their amounts.
           You indicate that the Company holds securities, including shares of the Circle
           Reserve Fund, to the extent    necessary    to back its stablecoins.
Please clarify why it
           is    necessary    for the Company to hold such securities, in light
of the fact that
           demand deposits, or other assets that are not securities as defined in section 2(a)(36)
           of the 1940 Act, would appear to similarly    back    the Company
s stablecoins.
           Please expand your discussion of the nature of the Company   s
present assets to reflect
           the Company   s responses to the above-listed questions when
evaluating whether the
           Company is primarily engaged in the business of investing in securities.
4.     We have the following comments regarding your discussion of the sources of the
       Company   s income as it relates to the Company   s analysis under
section 3(a)(1)(A) of the
       1940 Act:
           Please provide a description of your income that distinguishes
between    securities    as
          that term is defined in section 2(a)(36) of the 1940 Act and assets
that are not   rather
          than any distinction between purported    Neutral Assets    and
Relevant Securities
          developed for the separate analysis under Rule 3a-1. In your response, please separately identify each constituent category of assets, together with their amounts.
           On page 12 you describe the company   s    current revenue model
as substantially
          dependent on your ability to    monetize the amount of money on the
network   .
          Please explain the way you view this revenue model   s relation to
your purported
          primary business of    developing and operating the market
infrastructure for
          stablecoins, and blockchain applications more generally       and
discuss whether and
          to what extent these specific activities (i.e., those relating to stablecoin infrastructure and blockchain applications) are primarily designed to increase the
 money stock    on
          the network so that the Company may increase the size (and income from) the
          Company   s interest in the Circle Reserve Fund.
           Please discuss whether and how your efforts with respect to market infrastructure or blockchain applications relate to stablecoins other than USDC and
EURC.
           Please clarify your references to the reserves as being for the exclusive benefit of
          stablecoin holders    in light of the Company   s current revenue
model.
           In your response you indicate that    the Company does not believe
that reasonable
          investors would purchase shares of the Company for indirect exposure to income
          generated from the Company   s holdings in     the Circle Reserve
Fund and U.S.
          government securities.    Please explain why reasonable investors
would not expect
          direct exposure to income generated from the Company   s securities
holdings, in light
          of (i) the Company   s stated revenue model, (ii) the fact that the
Circle Reserve Fund
          constitutes the substantial majority of all of the Company   s
assets, (iii) the Circle
          Reserve Fund appears to be named after the Company, and (iv) the Company appears
 July 2, 2024
Page 3

           to be the only permitted holder of the Circle Reserve Fund   s
securities. Please also
           explain what income investors in the Company   s equity would gain
exposure to if not
           the Circle Reserve Fund, in light of these considerations.
             You describe potential new fees to be introduced in the future and
indicate that    such
           new fees are expected to provide an important potential long-term source of revenue
           for the Company going forward.    Please describe (i) the likelihood
that such new fees
           would be introduced in the foreseeable future and (ii) whether you anticipate such fees would compose a significant portion of your income and in what approximate amounts. Please also clarify if you believe that income from securities, including from the Circle Reserve Fund, will continue to compose a substantial majority of the
           company   s income in the foreseeable future.
             Please expand your discussion of the sources of the Company   s
income to reflect the
           Company   s responses to the above-listed questions when evaluating
whether the
           Company is primarily engaged in the business of investing in securities. Please ensure you discuss, among other things, the importance of earning interest from the Circle
           Reserve Fund in your response.
5. We have the following comments regarding your discussion of the activities of the
       Company   s directors, officers, and employees as it relates to the
Company   s analysis
       under section 3(a)(1)(A) of the 1940 Act:
           Describe who performs the    sound reserve management    activities
that are described
          as    central to Circle   s operations    on page 15, including who
serves as part of the
             reserve management infrastructure    described on page 120,
including on the
             Reserve Management Committee    and    reserve operations team.
           Describe how, when, and who determines to invest reserves in the Circle Reserve
          Fund or other securities. To the extent such actions are automatically performed, please describe the circumstances of that automation, as well as who controls the circumstances under which such automation could be changed.
           Describe the Company   s partnerships with financial institutions
established as part of
          the Company   s    reserve management infrastructure    and who is
responsible for
          establishing and/or managing them.
           Please clarify (i) whether, in your response dated April 12, 2024, you considered all directors, officers, and employees of the Company and, also, its subsidiaries and (ii)
          what activities you consider to be management of    the Company   s
treasury activities,
          including managing Neutral Assets    and how those relate to the
above-described
          activities concerning reserve management.
           Please describe the relationship between the Company and the Circle Reserve Fund, including by addressing the general terms of your arrangement with the Circle
          Reserve Fund, your ability to direct investments, any history of determining or controlling investments, and your relationship and interaction with the Circle Reserve
          Fund   s investment adviser.
           Please expand your discussion of the Company   s directors,
officers, and employees to
          reflect the Company   s responses to the above-listed questions when
evaluating
          whether the Company is primarily engaged in the business of investing in securities.
 July 2, 2024
Page 4
6. We have the following comments regarding your discussion of the public representations
       of the Company   s policies as it relates to the Company   s analysis
under section 3(a)(1)(A)
       of the 1940 Act:
           Please describe the Company   s public representations of policies
relating to its
           reserve management, reserve management infrastructure, the Circle Reserve Fund, or
           the Company   s reserve income, including any tailored for investors
or potential
           investors in equity securities issued by the Company.
           On page 12 of your response, you indicate that the Company has consistently
           emphasized its operating results     and has never emphasized
its investment
           income   .    Please clarify whether the Company views its
reserve income    to be a
           component of the Company   s    operating results.    If so, please
address the
           significance   for purposes of evaluating whether the Company
represents itself as
           primarily engaged in the business of investing in securities   of
the fact that the
           Company considers its    reserve income    (i.e., income
substantially derived from
           securities) to be the primary component of its operating results. Alternatively, to the
           extent the Company does not view    reserve income    as its
operating results,    please
           clarify what factors have been    consistently emphasized    given
reserve income
           appears to be, by far, the largest component of the Company   s
income.
           Please expand your discussion of the public representations of the
Company   s
           policies to reflect the Company   s responses to the above-listed
questions when
           evaluating whether the Company is primarily engaged in the business of investing in securities.
7. We have the following comments regarding your discussion of the Company s historical
       development as it relates to the Company   s analysis under section
3(a)(1)(A) of the 1940
       Act:
           Please discuss (i) whether the Company has reason to believe that, prior to the
          Company   s creation of the Circle Reserve Fund in 2022, the Company triggered the
          definition of an investment company under section 3(a)(1)(C) of the 1940 Act
          because of its holdings of    investment securities    as that term
is defined in section
          3(a)(2), including because of its holdings of certificates of deposit and corporate
          debt   or would have triggered such definition absent reliance on an exception from
          the definition of an investment company provided at, for example, section 3(c)(1) of
          the 1940 Act and (ii) if so, the approximate times that such an issue persisted.
           Please describe the approximate amount of time the Company has operated with substantially more than 55% of its non-cash assets composed of securities as that term is defined in section 2(a)(36) of the 1940 Act.
           Please describe whether the Company has, in the past, ever earned any substantial amount of its income from sources other than securities as that term is defined in section 2(a)(36) of the 1940 Act. If so, please describe the approximate period of time and circumstances.
           Please expand your discussion of the Company   s historical
development to reflect the
          Company   s responses to the above-listed questions when evaluating
whether the
          Company is primarily engaged in the business of investing in securities.
8. Please be advised that we will continue to consider your response to comment 58 when your exhibits are filed by amendment and we may have further comments at that time.
 July 2, 2024
Page 5

Founder's letter, page 1

9. Refer to your revised disclosure in response to comments 10 and 11. We continue to note that much of the language in your founder's letter and Summary section appears promotional, rather than factual. We note, merely as examples, the following phrases and statements:
           "historic opportunity before us";
           "game-changing leader";
           "extraordinary team of people and executive leaders";
           "highest velocity of innovation and new technology development that we have ever had as a firm";
           "Operating as a U.S.-listed public company will continue to hold us to the highest standards of ethics, governance, and financial accountability";
           "Now more than at any time in our history, a combination of technology readiness, regulatory clarity, and market need is creating an exceptional growth opportunity for the company";
           "financial market infrastructures that comply with applicable regulations that are constantly evolving";
           The internet's "potential to transform today   s financial system
cannot be overstated";
           and
           "Stablecoins (like USDC) are the heart of the new internet financial system."

       Please revise to provide a clear basis for such language or revise to remove it.
Glossary, page 5

10. We note your revised disclosure on page 8 in response to comment 55 that, "Circle Mint is currently available only to institutions in select jurisdictions; Circle Mint is not available to individuals. . . An end-user of USDC or EURC that is not a Circle Mint customer cannot mint or redeem USDC or EURC directly from us. If eligible, such end-
       user may become a Circle Mint customer." Please expand your disclosure here, or elsewhere as appropriate, to briefly describe the "select jurisdictions" in which Circle
       Mint is currently available and the eligibility requirements that an end-user must meet in order to become a Circle Mint customer.
Prospectus summary
Circle's stablecoin network in the new internet financial system, page 10

11. We note your revised disclosure in response to comment 14 that although you intend to evaluate and consider various products that can earn fee-based revenues from time to time, you do not have any plans to launch additional products that are expected to generate material amounts of fee-based revenues at this time. To the extent known, please briefly describe any products that you intend to evaluate and consider from time to time and disclose any factors you will consider when determining whether and when to offer such products in the future.
 July 2, 2024
Page 6
Reserve management infrastructure, page 15

12.     On pages 15 and 120, you state that    Circle is not allowed under law
to use the reserves
        for corporate purposes, to lend them, to borrow against them, or otherwise encumber them
        in any way    (emphasis added). Similarly, on page 27, you state that
 Our Reserve
        Management Standard is designed to materially mitigate these risks by restricting the
        USDC reserve assets to cash and short-dated U.S. government obligations as required by
        law    (emphasis added). Please revise to provide a materially complete description of the
        law(s) you reference in these statements.
Circle Mint, page 16

13. Please revise to disclose what fees you charge for standard redemptions in high volumes, and what constitutes high volume.
Risk Factors
Stablecoins may face periods of uncertainty, loss of trust, or systemic shocks..., page 27

14. You state that in certain extreme cases, such as a request to immediately redeem all or substantially all of the USDC in circulation, the USDC reserve might not be sufficient to
        cover such redemption requests, and in such case, you    would have to
use [your] own
        capital to make up any shortfall       Please provide support for this
statement, including
        clarifying whether you would be contractually obligated to do so. There is regulatory uncertainty regarding the classification of Circle stablecoins..., page 29

15. Your revised disclosure in response to comment 20 appears to suggest that the "other fiat-
        currency-denominated payment stablecoins" you reference are only examples of other crypto assets that you have plans to introduce and/or commercially support. Please further revise your disclosure to specifically identify any crypto assets that you have plans to introduce and/or commercially support.
Our customers' funds and digital assets may fail to be adequately safeguarded by us..., page 35

16. We note your response to comment 21. Please revise your risk factor disclosure to include a detailed quantitative description regarding the amount of insurance coverage for your crypto assets and your customers' crypto assets. Additionally, please disclose the term of your insurance policy or policies and any renewal options.
Our inability to maintain existing relationships with financial institutions..., page 37

17. We note your revised disclosure in response to comment 6 that identifies BlackRock as the issuer of the Circle Reserve Fund and BNY Mellon as the custodian of the assets within the Circle Reserve Fund. In an appropriate section of the prospectus, please disclose the material terms of any agreement you have entered into with BNY Mellon in connection therewith. Also, please file the same as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
18. Please also revise to include a separately captioned risk factor addressing the counterparty risks associated with holding approximately 90% of USDC reserves in the Circle Reserve
        Fund, which is issued by BlackRock and custodied at BNY Mellon.
 July 2, 2024
Page 7
Insurance protection under the Securities Investor Protection Corporation..., page 42

19. In your discussion of SIPC protection, please remove references to the term "insurance."
       "Coverage" and in some cases "protection" are ordinarily more accurate characterizations of the relevant function of SIPC.
Management's discussion and analysis of financial condition and results of operations
Key factors affecting operating results
Distribution costs, page 86

20. We note your response to comment 31 and your revised disclosures. Please address the following:
           Revise your disclosure of the Coinbase Collaboration Agreement payment formula to clarify whether the platform holdings of USDC for both you and Coinbase are based on the period-end holdings disclosed in your key operating data on page 87 and in the distribution costs disclosure on page 86 or whether it is based on some average holdings. If based on average holdings, tell us your consideration for disclosing the average USDC holdings on your platform and that held outside your and Coinbase's platforms.
           As the amount of USDC on Coinbase's platform appears to be a significant driver of your distribution costs and given that an investor can estimate the amount of USDC on Coinbase's platform based on your disclosures about USDC outstanding, USDC on your platform, and USDC not on your platform or Coinbase's platform, tell us your consideration for specifically disclosing the amount of USDC on Coinbase's platform at period end, as well as average holdings in conjunction with your response to the preceding bullet.
Key operating and financial indicators
USDC in circulation and average USDC in circulation, page 88

21. We note your response to comment 37. Consistent with your response, please revise your disclosure about "access denied tokens" to clarify that the segregated bank account referred to in your disclosure is a component of your reserve funds and that you do not derecognize the associated liability until it is extinguished when either the funds are transferred to the relevant law enforcement or government body or when the access denial request is reversed and a subsequent redemption request is made by the stablecoin holder.
USDC on platform, page 88

22. We note your response to comment 40 and your revised disclosure on page 88 of how
       USDC on platform and your USDC safeguarding obligation reconcile. Based on your revised definition, it is unclear why your USDC safeguarding liability at December 31,
       2022 would be greater than USDC on platform at that date. Please tell us and enhance your disclosure to explain, including the nature of non-custodial assets included in USDC on platform. Separately in your response, provide each component of USDC on platform and clarify what component, if any, of the USDC listed in your safeguarding liability on page F-29 is also included in your USDC on platform metric.
 July 2, 2024
Page 8
Key components of revenue and expenses, page 89

23. We note your response to comment 43. Please revise to clarify that you "mint" stablecoins
       (in lieu of "issue"), such as USDC and EURC when you receive the corresponding fiat currency from your customers, which are placed into segregated reservice accounts consistent with your description of Circle Mint on page 121.
24. We note your response to comment 64 and your revised accounting policy disclosure about digital asset impairment losses on page F-14. Please conform the related disclosure on page 92.
Results of Operations, page 93

25. You disclose that the increase in distribution and transaction costs of $432.9 million or
       150.8% in 2023 was primarily driven by a $443.2 million increase in distribution costs paid to Coinbase as a result of increases in reserve income. You also disclose that reserve income increased 94.4% in 2023 attributable to the increased average yields offset by average daily USDC in circulation. Please enhance your disclosure to more fully explain why distribution and transaction costs increased an incremental 56% more than the increase in reserve income, including the correlation on future trends. Refer to Item
       303(b)(2) of Regulation S-K.
Liquidity and capital resources, page 100

26. We note your response to comments 45 and 54 and your revised enhanced disclosures. Please revise your disclosures to address the following:
           Clarify if and when your non-reserve liquidity sources are available to satisfy Circle
           Mint redemptions.
           Summarize the provisions of Rule 2a-7 of the 1940 Act as they relate to daily and weekly liquid asset requirements.
           Clarify how the liquidity requirements of Rule 2a-7 intersect with the maturities and composition of assets held by the Circle Reserve Fund.
           Clarify that while the Circle Reserve Fund   s investments and
business operations are
           managed by BlackRock Advisors, LLC as investment manager, subject to oversight
           of BlackRock Funds    board of trustees, the determination to invest
in the Circle
           Reserve Fund is based on your Reserve Management Standard as determined by your
           Reserve Management Committee and Reserve Management Infrastructure.
27. We note your response to comment 46 and that reserve assets segregated for the benefit of stablecoin holders in excess of deposits from stablecoin holders is related in part to reserve income that has not yet been transferred to corporate cash due to the timing of receipt and in part related to unprocessed customer deposits that have not yet been minted. Please address the following:
           Tell us the amounts of reserve income to be transferred at December 31, 2023 and
           2022, and how often such amounts are transferred to corporate cash. Tell us your consideration for separately disclosing these amounts as they appear to be available for your liquidity needs.
           Tell us your accounting for the unprocessed deposits that have not yet been minted.
           As these amounts contribute to the excess of reserve assets over the deposits from
 July 2, 2024
Page 9

           stablecoin holders liability tell us where you record the credit associated with the journal entry to record these receipts. Tell us your consideration for separately disclosing these amounts as they do not appear to be available for your liquidity needs.
28. We note your response to comment 69, and that differences between Total USDC Reserve
       Assets as reported in your monthly third-party assurance report, cash and cash equivalents segregated for the benefit of stablecoin holders on your balance sheet and cash and Circle
       Reserve Fund assets on page 101 are due to the EURC reserve, corporate held stablecoins and timing differences. Please enhance your disclosures to explain how these reported amounts reconcile.
Composition of stablecoin reserves, page 101

29. We note your revised disclosure in response to comment 27 and partially reissue the comment. As previously requested, please revise to disclose the material terms of any agreement that you have with BlackRock, or advise otherwise. If applicable, please also file the same as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
30. We note your revised disclosure on page 101 that "[d]ecisions regarding the allocation of stablecoin reserves across reserve assets are informed by factors such as [...] any internally or externally imposed thresholds..." Please further revise to explain what you mean by "internally or externally imposed thresholds."
Warrants, page 103

31. We note your response to comment 49. Notwithstanding the confidentiality provisions in your warrants, it remains unclear to us why the identities of the commercial counterparty and the digital asset exchange that were granted warrants is not material information required to be disclosed to investors. Therefore, we reissue the comment. Please identify the commercial counterparty and the digital asset exchange or explain why you are not required to do so.
Quantitative and qualitative disclosures about market risk, page 108

32. We note your revised disclosure provided in response to comment 51. Please address the following:
           As you have elected to provide a sensitivity analysis of the impact of hypothetical changes in interest rates on reserve income and distribution and transaction costs, tell us how providing the impact on your results for the year ended December 31, 2023 complies with the requirement in Item 305(a)(1)(ii)(A) to disclose the impact on future earnings, fair values or cash flows.
           As you disclose at the bottom of page 84 carrying over to page 85 that increasing interest rates is correlated with declines in USDC in circulation, tell us why you do not include this inverse relationship in your calculation of the impact of the disclosed hypothetical changes in interest rates.
 July 2, 2024
Page 10
Business
Circle's stablecoin network in the new internet financial system, page 111

33. In response to comment 13, you provide recent examples of institutions that you have partnered with (e.g., Grab, Mercado Libre, Nubank, and Coins.ph). Please further revise to provide illustrative examples of how your related contractual agreements, if any, with such partners are structured (e.g., payment terms, duration, etc.). Trends driving adoption of stablecoins and the internet financial system Identity and compliance standards, page 116

34.    On page 117, you refer to    rules adopted by the Financial Action Task
Force.    Please
       revise this sentence to refer to recommendations of the Financial Action Task Force, since the Financial Action Task Force does not adopt rules in any jurisdiction.
Reserve management infrastructure, page 120

35. We note your added disclosure in response to comment 26 that your Reserve Management
       Standard is "designed to closely follow" the NYDFS guidelines for stablecoin reserves.
       Please revise to briefly describe the NYDFS guidelines for stablecoin reserves and clarify any respects in which your Reserve Management Standard differs from such guidelines.
36. We also note your added disclosure in response to comment 26 that, "Our Reserve
       Management Committee, with assistance from our Treasurer, reserve management operations team, and our Chief Financial Officer, oversees our stablecoin reserve management programs and must approve all material changes to our Reserve Management Standard." Please further revise to briefly discuss how the
Reserve
       Management Committee functions, including, without limitation:
           How many members are on the committee;
           How the committee members are selected;
           How often the committee meets to consider changes to your stablecoin reserve management programs; and
           What the committee considers to be "material changes" to your Reserve Management
          Standard and examples of any such changes in the past.
Collaboration with Coinbase, page 130

37. We acknowledge your response to comment 33. Please provide us a more robust description of the services provided by Coinbase under your 2023 and 2018 agreements.
       In your response tell us how the formulas used to calculate the fees payable to Coinbase are consistent with the services you identify. For example, to the extent you have determined Coinbase provides distribution services, tell us how a formula based on USDC outstanding on the Coinbase platform is consistent with that identified service.
38. In order to help us to continue to assess your response to comment 33, please supplementally provide us full copies of both the 2023 and 2018 agreements with
       Coinbase.
39. We note your added disclosure in the penultimate paragraph on page 131 in response to comment 7. Please further revise this paragraph to address the following points:
           Describe the "certain third-party management fees" you reference in the second
 July 2, 2024
Page 11

            sentence.
              Delete the qualification    generally    preceding your
disclosure regarding the payment
            terms under the Collaboration Agreement and instead disclose any specific exceptions.
              Quantify the "portion" of the payment base you retain in consideration of your role as stablecoin issuer.
              Describe the "certain conditions" under the Collaboration Agreement that permit either party to launch new stablecoins using the Licensed Marks.
              Describe the "certain conditions" under which the Collaboration Agreement is automatically renewable and disclose the term for which it is renewable.
Consolidated Statements of Cash Flows, page F-8

40. We note your response to comment 60. Please revise the caption of your deposits held for stablecoin holders to clearly indicate that it reflects deposits net of redemptions.
Note 2. Summary of significant accounting policies
Assets segregated for the benefit of stablecoin holders, page F-11

41. We note your response to comment 54 and your disclosure on page F-12 related to your accounting for your investments in the Fund. Please expand on your response to the fifth bullet of comment 54 regarding the application of the equity method. In your response:
           Tell us why you limit your consideration of the ability to exercise significant influence to the guidance in ASC 323-10 that applies to corporate entities;
           Tell us your consideration of the guidance in AC 323-30-25-1; Elaborate on how you determined that you are unable to exert significant influence
           despite the fact that you are the sole owner of the Fund; and Tell us how you considered the need to provide financial statements for the Fund
           under Rule 3-09 of Regulation S-X and to provide summary disclosures under Rule 4-
           08(g) of Regulation S-X and ASC 323-10-50-3c.
Cash equivalents segregated for corporate held stablecoins, page F-12

42. We note your response to comments 61 and 71. Please address the following:
           Enhance your accounting policy to disclose how you account for corporate held stablecoins, including when such amounts are transferred to third-parties to settle transactions such as payment of distribution costs related to the Collaboration
          Agreement with Coinbase and the payment for distribution incentives to market makers;
           Tell us how much of the $691.3 million and $248.1 million of fees under your agreements with Coinbase in 2023 and 2022, respectively, were paid in corporate held USDC. Tell us how you reflected USDC payments to Coinbase in your cash flow statements; and
           Confirm, if accurate, that although you do not record a deposit from stablecoin holders obligation for corporate held stablecoins, you do reflect them in your USDC in circulation metric. If so, revise your disclosure of USDC in circulation on pages 80
 July 2, 2024
Page 12

           and 88 to clarify. If not, tell us why your USDC in circulation at December 31, 2023 of $24,485 million exceeds your $24,276 million liability for deposits from stablecoin holders for both USDC and EURC on your consolidated balance sheet. Deposits from stablecoin holders, page F-16

43. We note your response to comment 65 and your revised disclosures on page F-11 for
       Assets segregated for the benefit of stablecoin holders, effectively that under applicable regulatory requirements and commercial laws you do not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. Please address the following:
           Since redemptions are tied to your underlying deposit obligations, also disclose in your Deposit from stablecoin holders policy footnote that you do not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers.
           As it relates to EURC, tell us what regulatory requirements and commercial laws preclude you from having an unconditional right to deny redemption from Circle
           Mint accountholders.
44. Please tell us and enhance your disclosures, here and throughout your filing, to clarify if distributors, based on the terms of the underlying agreements such as Coinbase, are also
       Circle Mint customers and your obligations to redeem Circle stablecoins minted through any distributors who are not Circle Mint customers.
       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Richard D. Truesdell, Jr.